

BUILDING INTO THE FUTURE.

Celebrating 120 years

Welcome to the 2013 Annual Meeting of
Capitol Federal Financial, Inc.

BUILDING INTO THE FUTURE.

Board of Directors

John B. Dicus, *Chairman, President & CEO*
Morris J. Huey, II
Jeffrey M. Johnson
Michael T. McCoy, M.D.
James G. Morris
Reginald L. Robinson
Jeffrey R. Thompson
Marilyn S. Ward

BUILDING INTO THE FUTURE.

Management

John B. Dicus, *Chairman, President & CEO*
Natalie G. Haag, *Executive Vice President*
Rick C. Jackson, *Executive Vice President*
Carlton A. Ricketts, *Executive Vice President*
Kent G. Townsend, *Executive Vice President*
Frank H. Wright, *Executive Vice President*
Tara D. Van Houweling, *First Vice President*
Mary R. Culver, *Corporate Secretary*
James D. Wempe, *VP - Investor Relations*



BUILDING INTO THE FUTURE.

Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in documents filed or furnished by Capitol Federal Financial, Inc. with the SEC. Actual results may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

BUILDING INTO THE FUTURE.

Selected Balance Sheet Data

	September 30, 2013		September 30, 2012	
(in thousands)				
Total Assets	$	9,186,449	$	9,378,304
Total Loans	$	5,958,868	$	5,608,083
Total Deposits	$	4,611,446	$	4,550,643
Total Borrowings	$	2,833,538	$	2,895,322
Total Stockholders' Equity	$	1,632,126	$	1,806,458

BUILDING INTO THE FUTURE.

Financial Performance FY 2013

Net Income *(in thousands)*   **$69,340**

Earnings Per Share *(Basic & Diluted)*   **$0.48**

Net Interest Margin   **1.97%**

Return on Average Assets   **0.75%**

Return on Average Equity   **4.14%**

Financial Performance FY 2013

Efficiency Ratio	48.13%
Operating Expense Ratio	1.05%
Non-performing Assets to Total Assets	0.33%
Equity to Total Assets	17.77%

Payment of Dividends

- CFFN declared a regular quarterly dividend of $0.075 per share on January 21, 2014.

- For fiscal year 2014, it is the intent of our Board and management to pay out 100% of our net income.

- Dividends will be paid in a combination of quarterly and special year-end cash dividends.

BUILDING INTO THE FUTURE.

Calendar Year 2013 Dividends

(in thousands)

Regular quarterly dividends*	$	43,276
True-up dividend (December)		25,815
True Blue® Too dividend (December)		35,710
Total cash dividends paid in 2013	$	104,801

*Paid in February, May, August, and November

Calendar Year Dividend History



†Excludes "Welcome" dividend of $96.8 million paid in March 2011; True Blue® dividend of $76.5 million paid in December 2012; and True Blue® Too dividend of $35.7 million paid in December 2013.

BUILDING INTO THE FUTURE.



Cumulative Cash Returned to Stockholders

(in millions)

$683.7 million

Share Repurchases
$267.7 million

Stockholder Dividends
$416.0 million†

$700.0
$560.0
$420.0
$280.0
$140.0
$0.0

Since 2nd Step Corporate Reorganization

†Includes "Welcome" dividend of $96.8 million paid in March 2011; True Blue® dividend of $76.5 million paid in December 2012; and True Blue® Too dividend of $35.7 million paid in December 2013.

BUILDING INTO THE FUTURE.

Repurchase of Common Stock

Plan Amount	Shares Repurchased	Amount (in millions)	Average Price Paid
$193.0 million	16,360,654	$193.0	$11.80
$175.0 million			
Fiscal Year 2013	3,826,644	$45.4	$11.85
October 1, 2013 through			
January 15, 2014	2,438,880	29.3	12.02
	6,265,524	$74.7	$11.92

Completed $193.0 million stock repurchase plan during second quarter of fiscal year 2013 and began repurchasing stock under new $175.0 million plan approved by our Board of Directors in November 2012.

BUILDING INTO THE FUTURE.

Building Into the Future
Staying True to Our Word

- Single-Family Portfolio Lender
- Retail Financial Services
- Strong Cost Controls
- Interest Rate Risk Management
- Excellent Asset Quality
- Strong Capital Position
- Stockholder Value

Building Into the Future
Staying True to Our Word

- Continued strategy of making the balance sheet more efficient by increasing the balance of loans and deposits while decreasing the leverage in borrowings and securities.
- Balance of correspondent loans grew to $1.04 billion at September 30, 2013 by utilizing 26 correspondent lending relationships in 23 states.
- Completed Home Office remodel.
- Continued focus on cost controls and technology efficiencies and enhancements.

BUILDING INTO THE FUTURE.

Executive Management

Frank Wright, *Executive Vice President*
Chief Retail Operations Officer



Questions & Answers

BUILDING INTO THE FUTURE.

Thank you for attending

BUILDING INTO THE FUTURE.



BUILDING INTO THE FUTURE.

Celebrating 120 years